FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

THE SAUDI BRITISH BANK
FIRST HALF 2004 RESULTS - HIGHLIGHTS

o    Net profit of SAR830 million (US$221 million) for the six months ended 30 June 2004 - up SAR265 million (US$70 million) or 46.8 per cent over the same period in 2003.

o    Customer deposits of SAR39.3 billion (US$10.5 billion) at 30 June 2004 - up SAR2.8 billion (US$0.8 billion) or 7.7 per cent compared to 30 June 2003.

o    Loans and advances to customers of SAR28.0 billion (US$7.5 billion) at 30 June 2004 - up SAR4.7 billion (US$1.3 billion) or 20.2 per cent compared to 30 June 2003.

o    Total assets of SAR50.0 billion (US$13.3 billion) at 30 June 2004 - up SAR3.0 billion (US$0.8 billion) or 6.4 per cent compared to 30 June 2003.

o    Earnings per share of SAR16.60 (US$4.43) for the six months ended 30 June 2004 - up 46.8 per cent from SAR11.30 (US$3.01) over the same period in 2003^.

^Earnings per share for the half year ended 30 June 2003 have been restated as a result of the 1-for-4 bonus share issue in March 2004.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR830 million (US$221 million) for the six months ended 30 June 2004. This represents an increase of 46.8 per cent over the SAR565 million (US$151 million) earned in the same period in 2003. Earnings per share increased to SAR16.60 (US$4.43) compared to SAR11.30 (US$3.01) for the same period last year.

Customer deposits increased to SAR39.3 billion (US$10.5 billion) at 30 June 2004 from SAR36.5 billion (US$9.7 billion) at 30 June 2003.

Loans and advances to customers increased to SAR28.0 billion (US$7.5 billion) at 30 June 2004 from SAR23.3 billion (US$6.2 billion) at 30 June 2003.

The bank's investment portfolio totalled SAR15.4 billion (US$4.1 billion) at 30 June 2004, a decrease from SAR19.6 billion (US$5.2 billion) at 30 June 2003, as proceeds from maturing investments have been reinvested in the loan portfolio.

Geoff Calvert, managing director, said: "The bank has maintained its strong start to 2004. Operating revenues continue to grow strongly, especially non-funds income which has benefited from record volumes in the local equity markets. Overheads remain in line with our expectations. Provisions for credit losses remain well below the same period in 2003 reflecting the quality of our loan portfolio. Capital and liquidity positions remain strong.

"All areas of the bank are performing well and customer satisfaction levels remain high. We continue to look for new opportunities to enhance our service and product offerings.

"The Directors have approved the payment of a net interim dividend of SAR9.00 per share (gross dividend of SAR9.41 per share). This represents a total gross interim dividend payment of SAR470.5 million, an increase of 25.8 per cent compared to the same period last year.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: July 14, 2004